Exhibit 99.1

STONEPEAK TO ACQUIRE TEEKAY LNG IN A $6.2 BILLION TRANSACTION

Hamilton, Bermuda and New York, USA, October 4, 2021 – Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets, today announced that they have entered into an agreement and plan of merger (the Merger Agreement). Under the Merger Agreement, investment vehicles managed by Stonepeak will acquire (a) all the issued and outstanding common units representing limited partner units in Teekay LNG, including approximately 36.0 million common units owned by Teekay Corporation (Teekay) (NYSE:TK), and (b) 100 percent of Teekay’s ownership in Teekay LNG’s general partner, Teekay GP L.L.C. (Teekay GP), which includes an economic ownership interest equivalent to approximately 1.6 million Teekay LNG common units, for $17.00 per common unit or common unit equivalent in cash (collectively, the Transaction), representing an enterprise value of $6.2 billion, including consolidated and proportionate joint venture net debt, and $1.5 billion in common unit equity value. The $17.00 per unit acquisition price represents a premium of 8.3 percent to the closing price of Teekay LNG’s common units on October 1, 2021 and premiums of 12.3 percent and 17.5 percent to the volume-weighted average price of Teekay LNG’s common units over the last 60 and 180 days, respectively.

The Transaction is the result of a review by Teekay GP’s Board of Directors of strategic alternatives available to Teekay LNG. The Conflicts Committee of Teekay GP, comprised of independent directors and advised by its own independent legal and financial advisors, determined that the Transaction was advisable and in the best interests of Teekay LNG and its unitholders unaffiliated with Teekay and unanimously approved the Transaction. In considering its recommendation, the Conflicts Committee of Teekay GP was advised by Houlihan Lokey Capital, Inc. Subsequently, acting upon the recommendation of the Conflicts Committee, the Board of Directors of Teekay GP unanimously approved the Transaction and recommended that all Teekay LNG’s common unitholders vote in favor of the Merger Agreement on the terms presented.

“This is a transformative transaction for Teekay LNG that will enable existing unitholders to realize an attractive valuation and immediate liquidity on closing,” commented Mark Kremin, President and CEO of Teekay Gas Group Ltd. “Under Stonepeak’s ownership, we expect Teekay LNG to have improved access to competitively priced capital for both fleet renewal and potential future growth in the next phase of our development, which has not been available through the public equity capital markets for many years. We are excited to partner with Stonepeak and look forward to continuing to build our leading market positions, while maintaining our strong focus on operational excellence. We believe that the combination of our existing management and operations teams with Stonepeak, which has a long track record for investing in energy infrastructure, will provide substantial benefits to our customers, employees, joint venture partners and capital providers in the future.”

“Stonepeak has long recognized the growing global demand for LNG and importance of natural gas as a bridge fuel, particularly as the world continues to shift toward cleaner sources of energy,” said James Wyper, Senior Managing Director at Stonepeak. “Through this transaction, we have an exciting opportunity to invest in a critical energy transition infrastructure business in the form of Teekay LNG’s high-quality, modern fleet of vessels and stable long-term customer contracts. We are particularly excited to partner with Teekay LNG’s best-in-class management team to bring cheaper, cleaner, more reliable energy supply to all parts of the world, especially in Asia where we have been active investors in the ongoing shift to cleaner fuels and renewables.”

“Since the initial public offering in 2005, Teekay has built Teekay LNG into the world’s third largest independent LNG carrier owner and operator, with one of the biggest and most diversified portfolios of long-term contracts with leading players in the LNG industry,” commented Kenneth Hvid, Teekay’s President and CEO. “We believe this Transaction represents a unique opportunity to monetize our position in Teekay LNG while realizing an attractive return on investment for Teekay and for Teekay LNG common unitholders. This Transaction also provides Teekay with greater financial flexibility to leverage its existing operating franchise and industry-leading capabilities to pursue attractive investment opportunities in both the shipping sector and potentially in new and adjacent markets, which we expect to be dynamic as the world pushes for greater energy diversification.”

The Transaction has been approved by the Board of Directors of Teekay GP and Teekay, including the unanimous approval of the Conflicts Committee of Teekay GP, and is targeted to close by the end of 2021. The Transaction remains subject to approval by a majority of Teekay LNG’s common unitholders at a special meeting to be held in connection with the Transaction, and the satisfaction or waiver of certain customary closing conditions. Teekay, which currently owns approximately 41 percent of Teekay LNG’s outstanding common units, has entered into a Voting and Support Agreement to vote in favor of the merger.

As part of the Transaction, Teekay will transfer to Teekay LNG the ownership of the management services companies that currently deliver the operations for Teekay LNG and certain of its joint ventures under existing management services contracts.

Promptly after the completion of the Transaction, the common units of Teekay LNG will be delisted from the New York Stock Exchange. The Series A and B preferred units of Teekay LNG are expected to remain outstanding and continue to trade on the New York Stock Exchange following the completion of the Transaction.

Morgan Stanley & Co. LLC is serving as financial advisor and Squire Patton Boggs (US) LLP and Perkins Coie LLP are serving as legal advisors to Teekay LNG. Houlihan Lokey Capital, Inc. is serving as financial advisor and Potter Anderson & Corroon LLP is serving as legal advisor to the Conflicts Committee of Teekay GP. DNB Markets is serving as financial advisor and Simpson Thacher is serving as legal advisor to Stonepeak.

About Teekay LNG

Teekay LNG is one of the world’s largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 21 mid-size LPG carriers, and seven multi-gas carriers. Teekay LNG’s ownership interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG owns a 30 percent interest in an LNG regasification terminal. Teekay LNG is a publicly traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG’s common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of approximately 130 liquefied gas carriers, conventional tankers, and other marine assets. With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $39 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Houston, Austin and Hong Kong. For more information, please visit https://stonepeakpartners.com.

For Investor Relations / Media

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com

For Media enquiries

contact:

Kate Beers

Tel: +1 (646) 540-5225

Email: beers@stonepeakpartners.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed merger and related transactions and all other statements in this press release, other than historical facts, constitute forward-looking statements. When used in this press release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Teekay LNG may not be able to complete the proposed Transaction on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the failure to obtain Teekay LNG common unitholder approval or the failure to satisfy other closing conditions in the Merger Agreement, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed merger, (4) risks related to disruption of management’s attention from Teekay LNG’s ongoing business operations due to the proposed merger, (5) the effect of the announcement of the proposed merger on (i) the ability of Teekay LNG or Teekay to retain and hire key personnel and maintain relationships with Teekay LNG’s customers, suppliers, or (ii) Teekay LNG’s operating results and business generally, (6) the proposed merger may involve unexpected costs, liabilities or delays, (7) Teekay LNG’s business may suffer as a result of the uncertainty surrounding the proposed merger, including the timing of the consummation of the proposed merger, (8) the outcome of any legal proceeding relating to the proposed merger, (9) Teekay LNG may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed merger, including the risk that the proposed merger will not be consummated within the expected time period or at all, which may adversely affect Teekay LNG’s business and the price of its common units. In addition, if the Transaction is completed, Teekay LNG may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Teekay LNG’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although Teekay LNG or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of Teekay LNG or Teekay are described in the risk factors included in its filings with the SEC, including Teekay LNG’s and Teekay’s Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of Teekay LNG and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger involving Teekay LNG. In connection with the proposed merger, Teekay LNG will furnish a proxy statement and file or furnish other relevant materials with the U.S. Securities and Exchange Commission (SEC). A proxy statement and a form of proxy will also be mailed or otherwise furnished to Teekay LNG’s common unitholders. BEFORE MAKING ANY VOTING DECISION, TEEKAY LNG’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that Teekay LNG may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and Teekay LNG’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

Teekay LNG, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of Teekay LNG and Teekay or such subsidiaries and agents retained by Teekay LNG may be deemed to be participants in the solicitation of proxies from common unitholders of Teekay LNG in favor of the proposed merger. Information about directors and executive officers of Teekay LNG or applicable affiliates and their beneficial ownership of Teekay LNG’s common units is set forth in Teekay LNG’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.